Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282-2198

Morgan Stanley & Co. LLC

1585 Broadway,

New York, New York 10036

As representatives of the underwriters listed

in the Schedule hereto (together, the “Underwriters”)

January 18, 2018

VIA EDGAR

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	PagSeguro Digital Ltd.

CIK No. 0001712807

Registration Statement on Form F-1 (File No. 333-222292)

Request for Acceleration of Effective Date

Dear Ms. Woo:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 753 copies of the Preliminary Prospectus dated January 9, 2018 and included in the Registration Statement on Form F-1, as filed on December 26, 2017 and as amended, were distributed during the period from January 10, 2018 through the date hereof to prospective underwriters, dealers, institutions and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the other participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of PagSeguro Digital Ltd. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on January 19, 2018, or as soon thereafter as practicable.

[Remainder of page intentionally left blank]

Very truly yours

GOLDMAN SACHS & CO. LLC

MORGAN STANLEY & CO. LLC

MERRILL LYNCH, PIERCE, FENNER &

SMITH INCORPORATED

BANCO BRADESCO BBI S.A.

CREDIT SUISSE SECURITIES (USA) LLC

DEUTSCHE BANK SECURITIES LLC

ITAU BBA USA SECURITIES INC.

J.P. MORGAN SECURITIES LLC

Acting severally on behalf of themselves and the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Adam Greene
Name: Adam Greene
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Amna Malik
Name: Amna Malik
Title: Vice President

Schedule

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282-2198

Morgan Stanley & Co. LLC

1585 Broadway,

New York, New York 10036

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, New York 10036

Banco Bradesco BBI S.A.

Avenida Brigadeiro Faria Lima 3064

São Paulo

São Paulo 01451-000

Brazil

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

Deutsche Bank Securities LLC

60 Wall Street

New York, New York 10005

Itau BBA USA Securities Inc.

767 Fifth Avenue

50th Floor

New York, New York 10153

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179